Exhibit 99.1 Allego, a leading European public EV fast charging network Enabling green electric mobility First-Half 2022 Earnings Presentation

Disclaimer. All statements other than statements of historical facts contained in this presentation are forward-looking statements. Allego N.V. (“Allego”) intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,”, “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, Allego’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Allego’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) changes adversely affecting Allego’s business, (ii) the risks associated with vulnerability to industry downturns and regional or national downturns, (iii) fluctuations in Allego’s revenue and operating results, (iv) unfavorable conditions or further disruptions in the capital and credit markets, (v) Allego’s ability to generate cash, service indebtedness and incur additional indebtedness, (vi) competition from existing and new competitors, (vii) the growth of the electric vehicle market, (viii) Allego’s ability to integrate any businesses it may acquire, (ix) Allego’s ability to recruit and retain experienced personnel, (x) risks related to legal proceedings or claims, including liability claims, (xi) Allego’s dependence on third-party contractors to provide various services, (xii) Allego’s ability to obtain additional capital on commercially reasonable terms, (xiii) the impact of COVID-19, including COVID-19 and other related supply chain disruptions and expense increases, (xiv) general economic, regulatory or political conditions, including the armed conflict in Ukraine and (xv) other factors detailed under the section entitled “Item 3.D. Risk Factors” of Allego’s Annual Report on Form 20-F for the year ended December 31, 2021 and in Allego’s other filings with the U.S. Securities and Exchange Commission (SEC). The foregoing list of factors is not exclusive. If any of these risks materialize or Allego’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Allego presently does not know or that Allego currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Allego’s expectations, plans or forecasts of future events and views as of the date of this presentation. Allego anticipates that subsequent events and developments will cause Allego’s assessments to change. However, while Allego may elect to update these forward-looking statements at some point in the future, Allego specifically disclaims any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Allego’s assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. INDUSTRY AND MARKET DATA Although all information and opinions expressed in this presentation, including market data and other statistical information, were obtained from sources believed to be reliable and are included in good faith, Allego has not independently verified the information and makes no representation or warranty, express or implied, as to its accuracy or completeness. Some data is also based on the good faith estimates of Allego, which is derived from its review of internal sources as well as the independent sources described above. This presentation contains preliminary information only, is subject to change at any time and, is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your investment with Allego. FINANCIAL INFORMATION; NON-IFRS FINANCIAL MEASURES Some of the financial information and data contained in this presentation, such as EBITDA, Operational EBITDA and free cash flow, have not been prepared in accordance with Dutch generally accepted accounting principles, United States generally accepted accounting principles or the International Financial Reporting Standards (“IFRS”). We define (i) EBITDA as earnings before interest expense, taxes, depreciation and amortization, (ii) Operational EBITDA as EBITDA further adjusted for reorganization costs, certain business optimization costs, lease buyouts and transaction costs and (iii) free cash flow as net cash flow from operating activities less capital expenditures. Allego believes that the use of these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Allego’s financial condition and results of operations. Allego’s management uses these non-IFRS measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. Allego believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Allego’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses and income that are required by IFRS to be recorded in Allego’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, management presents non-IFRS financial measures in connection with IFRS results and reconciliations to the most directly comparable IFRS measure are provided in the Appendix to this presentation . TRADEMARKS AND TRADE NAMES Allego owns or has rights to various trademarks, service marks and trade names that it uses in connection with the operation of its businesses. This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Allego or an endorsement or sponsorship by or of Allego. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Allego will not assert, to the fullest extent under applicable law, its rights or the right of the applicable licensor to these trademarks, service marks and trade names. CERTAIN RISKS RELATED TO ALLEGO All references to the “Company,” “Allego,” “we,” “us,” or “our” in this presentation refer to the business of Allego. The risks presented below are certain of the general risks related to Company’s business, industry and ownership structure and are not exhaustive. The list below is qualified in its entirety by disclosures contained in Allego’s Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the SEC. These risks speak only as of the date of the presentation, and we have no obligation to update the disclosures contained herein. The risks highlighted in future filings with the SEC may differ significantly from and will be more extensive than those presented below. • Allego is an early stage company with a history of operating losses, and expects to incur significant expenses and continuing losses for the near term and medium term. • Allego has experienced rapid growth and expects to invest substantially in growth for the foreseeable future. If it fails to manage growth effectively, its business, operating results and financial condition could be adversely affected. • Allego’s forecasts and projections are based upon assumptions, analyses and internal estimates developed by Allego’s management. If these assumptions, analyses or estimates prove to be incorrect or inaccurate, Allego’s actual operating results may differ adversely and materially from those forecasted or projected. • Allego’s estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and Allego’s growth and success is highly correlated with and dependent upon the continuing rapid adoption of EVs. • Allego currently faces competition from a number of companies and expects to face significant competition in the future as the market for EV charging develops. • Allego may need to raise additional funds or debt and these funds may not be available when needed. • If Allego fails to offer high-quality support to its customers and fails to maintain the availability of its charging points, its business and reputation may suffer. • Allego relies on a limited number of suppliers and manufacturers for its hardware and equipment and charging stations. A loss of any of these partners or issues in their manufacturing and supply processes could negatively affect its business. • Allego’s business is subject to risks associated with the price of electricity, which may hamper its profitability and growth. • Allego is dependent on the availability of electricity at its current and future charging sites. Delays and/or other restrictions on the availability of electricity would adversely affect Allego’s business and results of operations. TM • Allego’s EV driver base will depend upon the effective operation of Allego’s EVCloud platform and its applications with mobile service providers, firmware from hardware manufacturers, mobile operating systems, networks and standards that Allego does not control. • If Allego is unable to attract and retain key employees and hire qualified management, technical, engineering and sales personnel, its ability to compete and successfully grow its business would be harmed. • Allego is expanding operations in many countries in Europe, which will expose it to additional tax, compliance, market, local rules and other risks. • Members of Allego’s management have limited experience in operating a public company. • New alternative fuel technologies may negatively impact the growth of the EV market and thus the demand for Allego’s charging stations and services. • The European EV market currently benefits from the availability of rebates, scrappage schemes, tax credits and other financial incentives from governments to offset and incentivize the purchase of EVs. The reduction, modification, or elimination of such benefits could cause reduced demand for EVs and EV charging, which would adversely affect Allego’s financial results. • Allego’s business may be adversely affected if it is unable to protect its technology and intellectual property from unauthorized use by third parties. • Allego’s technology could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage its reputation with current or prospective customers, and/or expose it to product liability and other claims that could materially and adversely affect its business. • The exclusive forum clause set forth in Allego’s Warrant Agreement may have the effect of limiting an investor’s rights to bring legal action against Allego and could limit the investor’s ability to obtain a favorable judicial forum for disputes with us. • Future sales, or the perception of future sales, of Allego’s ordinary shares and warrants by Allego or selling securityholders, including Madeleine Charging B.V. (“Madeleine”), which is indirectly beneficially owned by Meridiam SAS, could cause the market price for Allego’s ordinary shares and warrants to decline significantly. • Madeleine owns a significant amount of Allego’s voting shares and its interests may conflict with those of other shareholders. 2

Overview & Key Highlights Mathieu Bonnet, CEO 3

Business Model Overview

Own & Operate



- Build, own and operate Ultra-Fast and Fast charging sites
- Operator of one of the largest pan-European public EV charging networks

Owned Public Charging Ports Breakdown [1,2]

AC	Fast	Ultra-Fast
22,962	778	515

Allamo™ & Allego EV Cloud™ Proprietary Software Platforms


Allego
Uptime and Performance Report


Allego
143
29

- Allamo™ software identifies premium charging sites and forecasts demand using external traffic statistics
- Proprietary software allows compatibility and an optimized user experience for all EV drivers
- Through Allego EV CloudTM , provides software solutions for EV charging owners, including payment and achieving high uptime

High Value Services Offering



- Attractive, high margin third-party service contracts
- Services include site design and technical layout, authorization and billing, and operations & maintenance

Third-Party Public Charging Ports Breakdown[1]

AC	Fast	Ultra-Fast
4,770	479	194

Allego's proprietary energy platform sourcing green energy from multiple suppliers and even directly from renewable assets enables:

- Flexibility to choose optimal sourcing for our charging stations
- Ability to secure long-term PPA with renewable
- Long-term sustainable price for its charging
- Reduced volatility from energy market

1. Charging ports are defined as the number of sockets on a charger that is simultaneously accessible for charging; 2. Only includes public chargers. Inclusive of Mega-E
Source: Company information as of June 30, 2022.

Allego
4

Allego Energy Management

All Systems on go. With Allego

Allego has developed an energy platform that enables

- **Supplying its own electricity** to its chargers in the main European countries where it operates
- **Trading electricity** on power exchanges automatically, based on the forecasts of the charger's consumption
- **Directly connecting renewable assets** in order to supply power directly
- **Enabling renewable forecasts** to supply remaining power if needed
- **Developing ancillary services** for grid operators as reserves of capacity; new revenue source

Allego can:

- **Determine the most efficient way to supply its chargers** in terms of **price** and **sustainability,** i.e., green energy
- **Secure long-term Power Purchase Agreement** (PPA) with renewable producers (Typically a 10-year contract) to **lower its supply costs** and **secure long-term green energy**
- **Provide sustainable energy** to its EV drivers and **enable the development of assets** by providing **long-term off-take to renewable developers**
- **Mitigate price volatility and increase** thanks to the majority of Allego energy being supplied by long-term PPA from 2023
- **Secure and enhance its margin** through this long-term strategy based on **technology and deep knowledge** of the energy market

New Opportunities

With the increase of Allego chargers, **demand responses will bring new business opportunities** and **help develop the energy transition** currently underway in Europe.

Allego
5

First Half 2022 Highlights FINANCIAL HIGHLIGHTS (UNAUDITED) OPERATIONAL HIGHLIGHTS Acquired Modélisation, Mesures et Applications S.A. (“MOMA”), an R&D Revenue of €50.7 million (+148% y-o-y) technological platform, to maintain a technological edge and market leadership • Charging revenue increased 118%, benefitting from improvements across all key measures Exercised the option on Mega-E, adding more than 100 sites and nearly • Service revenue rose 184%, driven primarily by the Carrefour contract 770 charge ports, mainly fast-and-ultra-fast, consistent with the company’s strategic focus 71.8 GWh of Total Energy Sold, increased by 105.2% 2 Expanded strategic partnership with ATU to equip an additional 400 ATU The average Utilization Rate nearly doubled to 8.3% branch locations with e-charging stations 1 The total # of Charging Sessions climbed 74.2% Partnered with G&V Energy Group to install ultra-fast electric vehicle charging stations at 100 G&V fuel stations across Belgium Net loss of €(246.6) million, vs. €(143.8) million in 1H21 Y-o-Y- backlog of fast-and-ultra-fast chargers increased to 1,100 sites from Operational EBITDA of €(1.5) million vs. €(3.8) million loss in 1H21 500, equating to 2.5 years of deployment activity Source: Company information. Financial Information is unaudited. 1. Including third-party sites, the total charging sessions amounted to 4.4 million. 2. Utilization rate, a key performance measure, is defined as the number of charging sessions per charge point per day divided by a maximum number of charging sessions per day of 50 (for the ultra-fast charging pole). 6 Inclusive of Mega-E.

MOMA Fosters MOMA AT A GLANCE 01 Allego’s R&D technological company with expertise in software platforms Technological Solid capabilities in developing • Data Management • Electronic devices 40 €9mm Edge Sales Engineers, developers • Mathematical • Industrial 2021 & PhDs in mathematics modeling software development MOMA HAS BEEN AN IMPORTANT PARTNER FOR ALLEGO FOR SEVERAL YEARS 02 Development Development of an Management of energy both of our EV improved charging at the site level and more globally Cloud platform experience for users at the level of the company with world-class demand response capability FULLY CONTROL IMPORTANT TECHNOLOGY DIFFERENTIATORS 03 ✓ Increase Allego’s ✓ Get access to top-notch ✓ Boost our IP and capability in Internet ✓ Elevate customer software developers and technology in the EV of Things (“IoT”) experience critical technologies space technologies Source: Company information 7

Allego's Exercise of Mega-E Purchase Option Fast-Tracks its Strategic Focus

MEGA-E OVERVIEW

01 MEGA-E (Metropolitan Greater Areas Electrified) is the first large-scale Pan-European ultra-fast Allego initiative focusing on corridors

02 In July 2022, Allego exercised the purchase option to acquire MEGA-E assets to propel its strategic focus on fast-and-ultra-fast chargers.

Scope of Mega-E Project:

350kW Ultra-fast chargers

~322 Sites

12 Countries across EU

TRANSACTION OVERVIEW

~770 ports *across* **100+ sites** primarily fast and ultra-fast added

Enhances Allego's strategic focus on fast and ultra-fast chargers and the roll-out of its growth plans

Management commentary

"I am very pleased to see the continued strength of our charging network as utilization rates increase, driven by expanding adoption of EVs throughout Europe, coupled with our strategic partnerships with OEMs, fleets, and premium retail locations, providing highly convenient access for consumers. The addition of Mega-E enhances Allego's position in fast and ultra-fast chargers, and together with an 8.3%[1] utilization and 99.5% up-time across our network, we provide a seamless experience for our customers."

-MATHIEU BONNET, CEO, ALLEGO

Allego

Source: Company information
(1) Includes Mega-E.

8

European EV Continued Positive Industry Tailwinds Charging Market is 1 EV Car Parc Larger and Growing Fast charging is essential to the widespread adoption of EVs CAGR: 41% Faster than the U.S. 24.0 CAGR: 50% E.U. Signing Ban of ICE Vehicle 10.0 Sales by 2035 Further Underpins 6.0 2.0 Significant Growth Opportunity EU + U K US Public Fast Charging Power Demand – SAM EU + UK vs. US Market Comparison (2021A-2025E) European Market Attributes Favor Public charging is expected to increase faster in Europe than the US Public Fast Charging High Regulation across urbanization rate (in TWh) (in mm of units) Europe is accelerated CAGR: 94% relative to the US ~8.5 CAGR: 63% ~5.6 Significant Scarcity of in-home 0.6 ~0.8 interurban traffic parking in dense cities 2021A 2025E EU + U K US Source: BNEF (1) Defined as fleet of battery electric vehicles and plug-in hybrid electric vehicles, excluding buses and trucks. 9

Secured Sites Backlog Totals 1,100[1] compared to 500 as of June 30, 2021

Recent partnerships and agreements secured key sites and expanded Allego's presence across Europe

May 31, 2022 (ATU)

Expanded Strategic Partnership with ATU

- Equip an **additional 400 ATU branch** locations with e-charging stations; **totalling 900 charging points**
- Expected to be **completed by 2024**

May 25, 2022 (groupebertrand)

Strategic Partnership with Groupe Bertrand

- Install **ultra-fast** charging stations at **15 locations** throughout France
- 2 to 4 HPC stalls are foreseen per location; the first location is expected to go live the second half of 2022

May 18, 2022 (G&V Energy Group)

Strategic Partnership with G&V Energy Group

- Install ultra-fast charging stations at 100 fuel stations across Belgium
- 12 fuel station installations will be realized in second half of 2022; all to be completed by 2024

March 03, 2022 (Tamoil)

Strategic Agreement Tamoil Italia

- Develop **11 ultra-fast and fast charging locations** throughout Italy
- Lease contract is for a 25-year term

Jan 22, 2022 (Agentschap Wegen & Verkeer)

Flanders Highways Win

- **28 ultra-fast charging sites** along major highways in Flanders in 2022
- This will **double to 56 sites** by 2024

Jan 21, 2022 (Vinci Autoroutes)

5 Highway Locations on France's A355 Autoroute

- **5 ultra-fast charging locations;** the first of which is now open with **8 charging spots (6 ultrafast and 2 fast)**

Dec 21, 2021 (Nissan)

Strategic Partnership with Nissan

- Long-term partnership in **16 countries** and across **600+ locations**, to install, operate, and maintain DC fast chargers

Allego

Source: Company information.
1) As of June 30, 2022

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Financials Ton Louwers, CFO 11

First Half 2022 Operating Metrics Reflect Market Inflection

Increase in Total Energy Sold

(in GWh)



+~175%
30.3
48.0
87.3
2019
2020
2021
+~105%
35.0
71.8
1H21
1H22

Utilization Rate on UFCs Almost Doubled vs. pre-COVID



~2.0x
3.0%
3.5%
5.5%
2019
2020
2021
~2.0x
4.3%
8.3%
1H21
1H22

01 Robust Growth in Charging Revenue

- Total energy sold during the quarter was 71.8 GWh, an increase of 105% over 1H21, as was 100% green
- Charging revenue partially benefitted from the acquisition of Mega-E assets, adding more than 100 sites and nearly 770 charge ports, mainly fast-and-ultra-fast
- Energy sold per charging session showed robust growth from the availability of a greater number of vehicles with larger batteries

02 Utilization Showing Continued Acceleration

- Utilization rate[1] nearly doubled to 8.3% (4.15 sessions per charger per day) from 4.3% in the same period in 2021.
- New partnerships with blue-chip customers further strengthen the footprint in 15 European countries.
- Acquisition of MOMA enhances technological edge, customer experiences, and energy management technology

Allego

Source: Company information.

(1) Utilization rate, a key performance measure, is defined as the number of charging sessions per charge point per day divided by a maximum number of charging sessions per day of 50 (for the ultra-fast charging pole). Inclusive of Mega-E.

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Increasing Demand and Charging Sessions Increasing with Elevated Visibility Higher Density of EVs 1 • Allego’s network handled over 4.4 million total Total Number of Charging Sessions charging sessions in 1H22 through its EV Cloud (in mm) platform (+74% YoY) 6.1 • Europe EV penetration in 1H22 increased 500 bps 4.4 2 3.7 to 21.5% YoY, supporting the mega-trend of EV 3.0 charging 2.6 1.7 • Allego’s network continues to experience strong customer loyalty with an approximately 80% 3 2018 2019 2020 2021 1H21 1H22 recurring rate per month 2 User Track Record on Allego’s Network Development of Smart Charging Capacity (in % recurring users) provides opportunities for ancillary services 82% 82% 80% 80% 79% • Connect to renewal sources to supply “green energy” to its chargers • Develop ancillary services for grid operators as reserve capacity • Allow selling excess capacity in the open market 2019 2020 2021 1H21 1H22 Source: Company information. (1) Total number of charging sessions for both company-owned and third-party sites (2) BNEF, August 18, 2022 13 (3) All customer data is tracked through the ID cards/tokens used on Allego’s network and required for invoicing

Natural Gas Prices Expected to Natural gas spot prices have increased 135% since late February to €196/MWh Normalize over Time Implemented price increase • January’s 17% price increase experienced no Gas Dutch TTF prices (€/MWh) impact on utilization or recurring customer rates • Announced a 10% price increase effective Forward curve Spot price September 1st, and actively monitoring market €250 Finalizing long-term Power Purchase €200 Agreements (PPAs) from renewable sources €150 • Locking in a significant portion of future energy demand to support strong growth €100 • Creating a stable cost base leading to more consistent margins despite future volatility in commodity prices €50 • Income from the sale of carbon credit certificates provides a meaningful natural hedge over the €0 intermediate term Jan-21 Jul-21 Jan-22 Jul-22 2022 2023 2024 2025 2026 Extensive supplier relationships and European sourcing has limited the impact of supply- chain and hardware price pressures Source: Bloomberg, ICE, ECB 14 14

Significant Growth Buoyed by Strong Fundamentals Revenue of €50.7 million (+148% y-o-y) • Charging revenue increased 118%, benefitting from Revenue Operational EBITDA improvements across all key measures (in €mm) (in €mm) • Service revenue rose 184%, driven primarily Charging Services € 10 € 60 by the Carrefour contract € 50.7 Operational EBITDA €(1.5) million, driven by: € 40 26.7• Income from the sale of carbon credit certificates rose to €4.9 million from €2.9 million owing to higher energy costs (€ 1.5) • Higher energy costs, driven by geopolitical € 20.4 events since February negatively impacted (€ 3.8) € 20 operational EBITDA by €7.1 million 9.4 24.0 Continued momentum in July and secured 11.0 backlog provides strong forward visibility (€ 10) € 0 1H21 1H22 1H21 1H22 Source: Company information. 15

Strong Revenue Visibility from Secured Backlog and Pipeline



- Operational
- Secured expansion
- Future expansion plans

Total Allego Owned Fast and Ultra-Fast Charging Ports[1]

Existing Presence	Secured Backlog	Pipeline



~900 Sites
~1,100 Sites
1,000 Additional Sites
# of ports
1,293
7,893
~6,600
Backlog up ~46% since year-end 2021 and 120% vs. prior-year period
13,893
~6,000

Existing Presence	Secured Backlog	Pipeline
Public fast charging ports in operation	10- to 15-year leases or MOUs have been signed for premium sites	Additional premium sites identified
Utilization trend validated	*Exclusivity secured*	*Exclusivity in discussion*

Allego>

(1) Reflects the exercise of Mega-E purchase option.
Source: Company Information, Data as of June 30, 2022.

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As an EU Green Taxonomy-Eligible “Asset Generator,” Allego has Access to the Green Infrastructure Financing Market Allego and Meridiam closed the first-of-its-kind special purpose project finance vehicle for EV charging infrastructure in partnership with Carrefour >2,000 200 >12 fast and ultra-fast EV locations years operate and maintain charge points across France the network Green Loan at an Attractive, non-recourse and Illustrates ability to secure attractive cost of capital first-of-its-kind for a European significant third-party capital at EURIBOR + 3.5% charge point operator to expand network Allego has robust access to third-party capital to expand its network and de-risk its business plan Source: Company information. 17

Accelerated Operational Momentum in July Total Charging Total Energy Sold Sessions 12.3 GWh Increased 61% YoY 80% YoY Utilization rate User recurrency ~ 11.5%, up 540 per month bps YoY Approximately 80% Source: Company information. Note: Utilization rate of UFC calculated based on a total capacity of 50 sessions per day per charger and is inclusive of Mega-E. 18

Capital Structure Capital Structure and Guidance Increased existing credit On track to close a new and 01 02 facility in July through a €50 expanded €350 - € 400 million million accordion feature, credit facility in early fall to now totaling €170 million support the significant backlog Guidance for Full Year 2022 Total energy sold: 150 GWh – 160 GWh Revenue: €135 million – €155 million Operational EBITDA: Positive Guidance as of 8/22/2022 19

Appendix Financial Statements Reconciliation 20

Reconciliation of Non-IFRS Financial Measures (in €mm) (unaudited) 1H2022 1H2021 2021 2020 2019 Loss for the period (246.6) (143.8) (319.4) (43.4) (43.1) Income tax 0.2 0.6 0.4 (0.7) 0.3 Finance costs (15.1) 7.3 15.4 11.3 5.9 Amortization and impairments of intangible assets 1.7 1.3 2.7 3.7 2.3 Depreciation and impairments of right-of-use assets 2.9 0.9 3.4 1.8 1.3 Depreciation, impairments and reversal of impairments of 5.9 3.5 5.6 4.8 4.7 property, plant and equipment EBITDA (251.0) (130.2) (292.2) (22.5) (28.6) Fair value gains / (losses) on derivatives (purchase options) (3.8) (0.2) (2.9) - - Share-based payment expenses 241.3 121.9 291.8 7.1 - Transaction costs 9.1 4.6 11.8 - - Bonus payments to consultants - - 0.6 - - Lease buyouts - - - 0.1 - Business optimization costs 2.9 - - 1.8 0.8 Reorganization and Severance - - 0.1 3.8 - Operational EBITDA (1.5) (3.9) 9.2 (9.7) (27.8) Cash generated from operations (9.2) (34.4) (56.9) Capital expenditures (15.6) (18.4) (17.0) Proceeds from investment grants 1.7 3.2 3.3 Free cash flow (23.1) (49.6) (70.6) 21

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